SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated December 17, 2002

AngloGold Limited

(Translation of Registrant’s Name into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     )

     Enclosure[s]: AngloGold unaudited condensed consolidated financial statements as of September 30, 2002 and December 31, 2001 and for each of the nine month periods ended September 30, 2002 and 2001, prepared in accordance with U.S. GAAP, and related management's discussion and analysis of financial condition and results of operations.

CONDENSED CONSOLIDATED INCOME STATEMENT
CONDENSED CONSOLIDATED BALANCE SHEET
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
Condensed consolidating statements of income FOR THE NINE MONTHS ENDED SEPTEMBER 30, (In millions, except share information)
Condensed consolidating balance sheets AT SEPTEMBER 30, (In millions, except share information)
Condensed consolidating statements of cash flow FOR THE NINE MONTHS ENDED SEPTEMBER 30, (In millions, except share information)
Operating and financial review and prospects
Liquidity and capital resources
Recent developments
SIGNATURES

ANGLOGOLD LIMITED

CONDENSED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with US GAAP

	Nine months ended September 30,

	2002	2001

	(unaudited)	(unaudited)
	(in US Dollars, millions, except for share data)
Sales and other income	1,286	1,566
Product sales	1,260	1,548
Interest, dividends and other income	26	18
Cost and expenses	1,001	1,437
Production costs	665	979
Exploration costs	22	19
Related party transactions	23	23
General and administrative	17	16
Royalties	16	8
Research and development	—	2
Depreciation, depletion and amortization	240	276
Goodwill amortized (see note E)	—	18
Interest expense	34	58
Employment severance costs	3	19
Other	—	3
Loss on sale of assets (see note F)	10	4
Mark to market (gain)/loss on financial instruments	(29)	12
Income before equity income and income tax	285	129
Equity income in affiliate	2	1

Income before income tax provision	287	130
Deferred income and mining tax expensed (see note C)	(13)	(48)

Income before minority interest	274	82
Minority interest	(10)	(6)

Income before cumulative effect of accounting change	264	76
Cumulative effect of accounting change (see note D)	—	(10)

Net income — applicable to common stockholders	264	66

Basic earnings per common share : (cents)
Before cumulative effect of accounting change	119	35
Cumulative effect of accounting change	—	(4)

Net income — applicable to common stockholders	119	31

Diluted earnings per common share : (cents)
Before cumulative effect of accounting change	119	35
Cumulative effect of accounting change	—	(4)

Net income — applicable to common stockholders	119	31

Weighted average number of common shares used in computation	221,736,404	214,160,240

Dividend per common share (cents)	115	84

ANGLOGOLD LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP

	At September 30,	At December 31,
	2002	2001

	(unaudited)	(audited)
	(in US Dollars, millions)
Assets
Current assets	1,019	762
Cash and cash equivalents	346	191
Receivables	464	408
Trade	51	45
Financial instruments (see note J)	230	243
Value added taxes	19	22
Other	164	98
Inventories (see note B)	209	163
Property, plant and equipment	1,788	1,756
Mineral reserves	829	843
Goodwill (see note E)	344	333
Other long-term assets	86	56

Total assets	4,066	3,750

Liabilities and Stockholders’ equity
Current liabilities	1,023	1,370
Accounts payables and accrued liabilities	282	223
Financial instruments (see note J)	521	410
Short-term debt	94	637
Income and mining tax payable	126	100

Long-term debt	863	350
Deferred income and mining tax	407	440
Provision for environmental rehabilitation	100	94 (1)
Other accrued liabilities	11	19 (1)
Provision for post-retirement medical benefits	104	95
Minority interests	38	28
Commitments and contingencies	—	—
Share capital and reserves	1,520	1,354
Common stock
Stock issued 2002 - 222,278,426 (2001 -215,268,116)	9	9
Additional paid-in capital	3,391	3,251
Accumulated other comprehensive income (see note I)	(1,215)	(1,234)
Retained deficit	(665)	(672)

Total liabilities and stockholders’ equity	4,066	3,750

(1)	Certain amounts have been reclassified to conform with the current period presentation.

ANGLOGOLD LIMITED

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP

	Nine months ended September 30,

	2002	2001

	(unaudited)	(unaudited)
	(in US Dollars, millions)
Net cash provided by operating activities	459	368
Income before cumulative effect of accounting change	264	76
Reconciled to net cash provided by operations:
Loss on sale of assets	10	4
Depreciation, depletion and amortization	240	276
Other non cash items	34	26
Net increase in provision for environmental rehabilitation and post retirement medical benefits	(10)	4
Deferred income and mining tax	(73)	(12)
Effect of changes in operating working capital items:
Receivables	2	25
Inventories	(46)	(31)
Accounts payable and accrued liabilities	38	—
Net cash used in investing activities	(3)	(83)
Increase in non-current investments	(33)	(1)
Cash received as part of disposal	141	109

- Proceeds	164	109
- Contractual obligations	(23)	—

Cash paid as part of acquisition	(97)	—
Proceeds on sale of investments	158	—
Proceeds on sale of mining assets	—	2
Additions to property, plant and equipment	(182)	(217)
Loans receivable advanced	(4)	(12)
Loans receivable repaid	14	36
Net cash used in financing activities	(326)	(292)
Decrease in short-term debt	(865)	(397)
Issuance of stock	8	4
Share issue expenses	(1)	—
Increase in long-term debt	789	271
Dividends paid	(257)	(170)

Net increase/(decrease) in cash and cash equivalents	130	(7)
Effect of exchange rate changes on cash	25	(18)
Cash and cash equivalents — January 1,	191	195

Cash and cash equivalents — September 30,	346	170

ANGLOGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
Prepared in accordance with US GAAP

Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments(consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2001.

Note B. Inventories

	At September 30,	At December 31,
	2002	2001

	(unaudited)	(audited)
	(in US Dollars, millions)
The components of inventory consists of the following :
Gold in process	108	93
Gold on hand	4	5
Uranium oxide and sulfuric acid	44	15
Supplies	53	50

	209	163

Note C. Sale of the Free State assets

As disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2001, agreement was reached with Harmony Gold Mining Company Limited and African Rainbow Minerals Gold Limited (ARM), whereby Harmony and ARM agreed to purchase AngloGold’s entire interests in the gold mining operations located in the Free State Province of South Africa (the Free State assets) for a consideration of $196 million plus an amount equal to any liability for tax payable by AngloGold pursuant to the sale of the Free State assets. Accordingly, AngloGold recorded a write-down of $173 million in the consolidated statements of income for the year ended December 31, 2001, of the value of the Free State assets to the net selling price negotiated with Harmony and ARM. The effective date of this transaction is January 1, 2002. All conditions precedent were fulfilled on April 11, 2002 whereby the agreement became unconditional. No gain or loss on the sale was realized in the income statement for the nine months ended September 30, 2002.

Note D. Accounting Change

The Group has adopted SFAS 133 “Accounting for derivative instruments and hedging activities” and SFAS 138 “Accounting for certain derivative instruments and certain hedging activities” with effect from 1 January 2001 as follows: SFAS 133 requires all contracts that meet the definition of a derivative to be recognized on the balance sheet as either assets or liabilities and recorded at fair value. Gains or losses arising from remeasuring derivatives to fair value for each period are to be accounted for either in the income statement or in other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting.

The key criterion, which must be met in order to qualify for hedge accounting, is that the derivative must be highly effective in offsetting the change in the fair value or cash flows of the hedged item. Normal purchases and normal sales commodity-based contracts that qualify for exemption would be excluded from the scope of SFAS 133, as amended by SFAS 138, provided that the contracts are settled by physical delivery. As a result the accounting for these contracts will not be impacted by the adoption of SFAS 138.

All other contracts not meeting the criteria for the normal purchases and sales or hedge accounting will be recorded at their fair market value, with changes in value at each reporting period being recorded in income.

ANGLOGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002...continued
Prepared in accordance with US GAAP

Note D. Accounting Change (continued)

As of January 1, 2001, these contracts were recorded on the balance sheet at their fair market value of $83 million with $49 million, net of deferred taxation of $34 million, deferred in other comprehensive income.

The $10 million loss (net of provision for deferred taxation of $2 million) cumulative effect of change in accounting policy represents the transitional adjustment resulting from the adoption of SFAS 133.

Note E. Amortization of Goodwill

AngloGold adopted SFAS 142 “Accounting for Goodwill and Intangible assets” with effect from January 1, 2002. SFAS 142 requires goodwill to be reviewed for impairment rather than amortized and that intangible assets other than goodwill be amortized over their useful lives. In accordance with the provisions of SFAS 142 AngloGold performed a transitional impairment test for each reporting unit and will perform its annual impairment review during the fourth quarter of each year, commencing in the fourth quarter of 2002. AngloGold’s reporting units are generally consistent with the operating segments underlying the segments identified in Note G — Segment Information. For the nine months ended September 30, 2002 no amortization of goodwill expense is recorded in the income statement.

As at September 30, 2002 and December 31, 2001, AngloGold’s intangible assets and related accumulated amortization consisted of the following (in US Dollars, millions):

	As of September 30, 2002			As of December 31, 2001

		Accumulated			Accumulated
	Gross	Amortization (2)	Net	Gross	Amortization	Net

Intangible assets subject to amortization:
Goodwill	402	(58)	344	385	(52)	333

(2)	Movement in accumulated amortization reflects the strengthening of the South African rand relative to the US dollar. The results for the nine months ended September 30, 2001 on an historical basis, do not reflect the provision of SFAS 142. Had AngloGold adopted SFAS 142 on January 1, 2001, the historical net income (loss) and basic and diluted net income (loss) per common share would have been changed to the adjusted amounts indicated below:

	Nine Months Ended September 30, 2001

		Net income	Net income (loss)
		(loss) per basic	per diluted
	Net income	common share	common share
	(loss)	(cents)	(cents)

	(in US Dollars, millions, except for share data)
As reported – historical basis	66	31	31
Add: Goodwill amortization	18	8	8
Income tax impact (3)	—	—	—

Adjusted	84	39	39

(3)	Goodwill is nondeductible for tax purposes.

Note F. Sale of Assets

As disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2001, the Company disposed of its holding of 159,703,481 Normandy shares during January 2002, for a gross amount of $158 million. The carrying amount was $158 million and costs relating to the transaction amounted to $10 million, resulting in a loss of $10 million. The Company exchanged $142 million of its own common stock for Normandy shares.

ANGLOGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002......continued
Prepared in accordance with US GAAP

Note G. Segment Information

	Nine months ended September 30,

	2002	2001

	(unaudited)	(unaudited)
	(in US Dollars, millions)
Revenues by area
South Africa	693	1,007
East and West Africa	238	189
North America	107	126
South America	135	130
Australia	113	114

Total revenues	1,286	1,566

	At September 30,	At December 31,
	2002	2001

	(unaudited)	(audited)
	(in US Dollars, millions)
Long-lived assets by area
South Africa	1,265	1,336
East and West Africa	619	634
North America	337	319
South America	440	332
Australia	386	367

Total long-lived assets	3,047	2,988

Note H. Earnings Per Share Data

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated.

	Nine months ended September 30,

	2002	2001

	(unaudited)	(unaudited)
	(in US Dollars, millions)
Numerator
Income before cumulative effect of accounting change	264	76
Cumulative effect of accounting change	—	(10)

Net income — applicable to common stockholders	264	66

Denominator for basic earnings per common share
Weighted average number of common shares	221,736,404	214,160,240
Basic earnings per common share (cents)	119	31

Dilutive potential common shares
Weighted average number of common shares	221,736,404	214,160,240
Dilutive potential of stock incentive options	436,914	296,736
Dilutive potential of debenture incentive options	—	122,690

Denominator for diluted earnings per common share
Adjusted weighted average number of common shares and assumed conversions	221,173,318	214,579,666

Diluted earnings per common share (cents)	119	31

ANGLOGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002............continued
Prepared in accordance with US GAAP

Note I. Accumulated other comprehensive income

Other comprehensive income, consists of the following:

	Nine months ended September 30,

	2002	2001

	(unaudited)	(unaudited)
	(in US Dollars, millions)
Opening balance	(1,234)	(602)
Translation gain / (loss)	111	(305)
Financial instruments	(92)	(66)

	(1,215)	(973)

Total other comprehensive income is:	283	(305)

Note J. Financial Instruments

The financial instruments of $230 million (current assets) and $521 million (current liabilities) resulted from recording the financial instruments on the balance sheet in accordance with SFAS 133.

The group does not acquire, hold or issue derivative instruments for economic trading purposes. A number of products, including derivative instruments, are used to manage gold price and foreign exchange risks that arise out of the group’s core business activities. Forward sales contracts and call and put options are used by the group to manage its exposure to gold price movements. The board of directors sets limits for the volume of production to be hedged, the nature of instruments utilized and the maximum tenor of hedging instruments.

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision.

The fair value including normal purchase or sale type contracts, and carrying value of the financial instruments are :

	At September 30, 2002

	Fair Value	Carry Value

	(unaudited)	(unaudited)
	(in US Dollars, millions)
Current assets
Forward sales type agreements	194	144
Option contracts	62	62
Foreign exchange contracts	1	1
Foreign exchange option contracts	5	5
Interest rate swaps	19	18

Total	281	230

Current liabilities
Forward sales type agreements	337	325
Option contracts	274	156
Foreign exchange contracts	23	25
Foreign exchange option contracts	5	5
Interest rate swaps	84	10

Total	723	521

The financial instruments are categorized as follows:
Cash flow hedges		(258)
Held for trading		(33)

		(291)

ANGLOGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002............continued
Prepared in accordance with US GAAP

Note K. Recent developments

Acquisition of 46.25% interest in Cerro Vanguardia S.A. (“CVSA”)

During July, 2002 an agreement was reached with Perez Companc International (“Perez Companc”) to acquire its entire 46.25% equity interest in Cerro Vanguardia S.A. (“CVSA”), including a loan, for a net cash consideration of $97 million, which was paid from AngloGold’s existing but undrawn debt facilities.

Perez Companc and AngloGold each owned a 46.25% equity interest in CVSA prior to the transaction. CVSA owns the exclusive right to exploit the Cerro Vanguardia mine, which is located in Patagonia in the Santa Cruz Province of Argentina. AngloGold acquired its initial interest in CVSA from Minorco in 1999 and participated in the completion of the development and the commissioning of the Cerro Vanguardia mine, as well as its operation since that time. AngloGold is the sole operator of the Cerro Vanguardia mine.

Note L. Declaration of dividends

On January 30, 2002 AngloGold declared a final dividend of 550 South African cents (48 US cents) per ordinary share for the year ended December 31, 2001 with a record date of February 22, 2002 and a payment date of March 4, 2002 and on July 30, 2002 AngloGold declared an interim dividend of 675 South African cents (67 US cents) per ordinary share for the six months ended June 30, 2002 with a record date of August 23, 2002 and a payment date of August 30, 2002.

Note M. Supplemental condensed consolidating financial information

Proposed transfer of AngloGold’s operations located outside South Africa to wholly-owned subsidiary

Subject to the necessary regulatory approvals, AngloGold intends to transfer all of its operations and assets in North and South America, East and West Africa and Australia to AngloGold International Holdings SA (formerly Walsdon Limited) (“Luxco”), its wholly-owned subsidiary, effective from December 2002 or January 2003.

It is AngloGold’s intention that from time to time Luxco may assume or issue debt securities which will be fully and unconditionally guaranteed by AngloGold Limited (being the “Guarantor”). The following is condensed consolidating financial information for the AngloGold group as of September 30, 2002 and December 31, 2001 and for the nine months ended September 30, 2002 and 2001, with a separate column for each of Luxco as Issuer, AngloGold Limited as Guarantor, and the other businesses of the AngloGold group combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, AngloGold carries its investments under the equity method.

ANGLOGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002............continued
Prepared in accordance with US GAAP

Note M. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(In millions, except share information)

	2002	2002	2002	2002	2002
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Sales and other income	742	—	600	(56)	1,286
Product sales	668	—	592	—	1,260
Interest, dividends and other	74	—	8	(56)	26
Costs and expenses	587	—	414	—	1,001
Production costs	392	—	273	—	665
Exploration costs	4	—	18	—	22
Related party transactions	23	—	—	—	23
General and administrative	16	—	1	—	17
Royalties paid/(received)	71	—	(55)	—	16
Research and development	—	—	—	—	—
Depreciation, depletion and amortization	67	—	173	—	240
Goodwill amortized	—	—	—	—	—
Interest expense	11	—	23	—	34
Employment severance costs	3	—	—	—	3
Loss on sale of mining assets	10	—	—	—	10
Mark to market (gain)/loss on financial instruments	(10)	—	(19)	—	(29)
Other	—	—	—	—	—
Income/(loss) before equity income and income tax	155	—	186	(56)	285
Equity income in affiliates	2	—	—	—	2
Equity income/(loss) in subsidiaries	87	—	—	(87)	—

Income/(loss) before income tax provision	244	—	186	(143)	287
Deferred income and mining tax benefit/(expensed)	25	—	(38)	—	(13)

Income/(loss) before minority interest	269	—	148	(143)	274
Minority interest	—	—	(10)	—	(10)

Income/(loss) after minority interest	269	—	138	(143)	264
Preferred stock dividends	(5)	—	(51)	56	—

Income/(loss) before cumulative effect of accounting change	264	—	87	(87)	264
Cumulative effect of accounting change	—	—	—	—	—

Net income/(loss) — applicable to common stockholders	264	—	87	(87)	264

ANGLOGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002............continued
Prepared in accordance with US GAAP

Note M. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(In millions, except share information)

	2001	2001	2001	2001	2001
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the "Guarantor")	(the "Issuer")	(the "Non-Guarantor Subsidiaries")
Sales and other income	1,058	—	566	(58)	1,566
Product sales	999	—	549	—	1,548
Interest, dividends and other	59	—	17	(58)	18
Costs and expenses	965	—	472	—	1,437
Production costs	687	—	292	—	979
Exploration costs	2	—	17	—	19
Related party transactions	23	—	—	—	23
General and administrative	16	—	—	—	16
Royalties paid/(received)	73	—	(65)	—	8
Research and development	2	—	—	—	2
Depreciation, depletion and amortization	113	—	163	—	276
Goodwill amortized	—	—	18	—	18
Interest expense	9	—	49	—	58
Employment severance costs	19	—	—	—	19
Loss on sale of mining assets	4	—	—	—	4
Mark to market (gain)/loss on financial instruments	14	—	(2)	—	12
Other	3	—	—	—	3
Income/(loss) before equity income and income tax	93	—	94	(58)	129
Equity income in affiliates	1	—	—	—	1
Equity income/(loss) in subsidiaries	—	—	—	—	—

Income/(loss) before income tax provision	94	—	94	(58)	130
Deferred income and mining tax (expensed)/benefit	(28)	—	(20)	—	(48)

Income/(loss) before minority interest	66	—	74	(58)	82
Minority interest	—	—	(6)	—	(6)

Income/(loss) after minority interest	66	—	68	(58)	76
Preferred stock dividends	(6)	—	(52)	58	—

Income/(loss) before cumulative effect of accounting change	60	—	16	—	76
Cumulative effect of accounting change	6	—	(16)	—	(10)

Net income/(loss) — applicable to common stockholders	66	—	—	—	66

ANGLOGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002............continued
Prepared in accordance with US GAAP

Note M. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT SEPTEMBER 30,
(In millions, except share information)

	2002	2002	2002	2002	2002
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
ASSETS
Current Assets	1,508	—	1,501	(1,990)	1,019
Cash and cash equivalents	122	—	224	—	346
Receivables	1,334	—	1,120	(1,990)	464
Trade	24	—	27	—	51
Inter-group balances	1,035	—	955	(1,990)	—
Financial instruments	168	—	62	—	230
Value added taxes	3	—	16	—	19
Other	104	—	60	—	164

Inventories	52	—	157	—	209
Property, plant and equipment	737	—	1,051	—	1,788
Mineral reserves	246	—	583	—	829
Goodwill	1	—	599	(256)	344
Other long-term assets	957	—	112	(983)	86

Total assets	3,449	—	3,846	(3,229)	4,066

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	1,268	7	1,676	(1,928)	1,023
Accounts payable and accrued liabilities	165	—	102	15	282
Inter-group balances	585	7	1,351	(1,943)	—
Financial instruments	411	—	110	—	521
Short-term debt	2	—	92	—	94
Income and mining tax payable	105	—	21	—	126
Long-term debt	264	—	599	—	863
Deferred income and mining tax	284	—	138	(15)	407
Provision for environmental rehabilitation	10	—	90	—	100
Other accrued liabilities	1	—	10	—	11
Provision for post-retirement medical benefits	102	—	2	—	104
Minority interest	—	—	38	—	38
Commitments and contingencies	—	—	—	—	—
Share capital and reserves	1,520	(7)	1,293	(1,286)	1,520
Common stock issued	9	—	451	(451)	9
Additional paid in capital	3,391	—	901	(901)	3,391
Retained deficit	(665)	(7)	63	(56)	(665)
Accumulated other comprehensive income	(1,215)	—	(122)	122	(1,215)

Total liabilities and stockholders’ equity	3,449	—	3,846	(3,229)	4,066

ANGLOGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002............continued
Prepared in accordance with US GAAP

Note M. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31,
(In millions, except share information)

	2001	2001	2001	2001	2001
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
ASSETS
Current Assets	878	—	1,280	(1,396)	762
Cash and cash equivalents	41	—	150	—	191
Receivables	788	—	1,016	(1,396)	408

Trade	14	—	31	—	45
Inter-group balances	546	—	850	(1,396)	—
Financial instruments	177	—	66	—	243
Value added taxes	10	—	12	—	22
Other	41	—	57	—	98

Inventories	49	—	114	—	163
Property, plant and equipment	846	—	910	—	1,756
Mineral reserves	239	—	604	—	843
Goodwill	1	—	588	(256)	333
Other long-term assets	1,120	—	93	(1,157)	56

Total assets	3,084	—	3,475	(2,809)	3,750

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	1,083	7	1,875	(1,595)	1,370
Accounts payable and accrued liabilities	98	—	108	17	223
Inter-group balances	365	7	1,240	(1,612)	—
Financial instruments	384	—	26	—	410
Short-term debt	149	—	488	—	637
Income and mining tax payable	87	—	13	—	100
Long-term debt	216	—	134	—	350
Deferred income and mining tax	324	—	133	(17)	440
Provision for environmental rehabilitation	14	—	80	—	94
Other accrued liabilities	—	—	19	—	19
Provision for post-retirement medical benefits	93	—	2	—	95
Minority interest	—	—	28	—	28
Commitments and contingencies	—	—	—	—	—
Share capital and reserves	1,354	(7)	1,204	(1,197)	1,354
Common stock issued	9	—	451	(451)	9
Additional paid in capital	3,251	—	901	(901)	3,251
Retained deficit	(672)	(7)	(24)	31	(672)
Accumulated other comprehensive income	(1,234)	—	(124)	124	(1,234)

Total liabilities and stockholders’ equity	3,084	—	3,475	(2,809)	3,750

ANGLOGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002............continued
Prepared in accordance with US GAAP

Note M. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flow
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(In millions, except share information)

	2002	2002	2002	2002	2002
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Net cash provided by/(used in) operating activities	212	—	303	(56)	459

Income/(loss) after minority interest	269	—	138	(143)	264
Reconciled to net cash provided by/(used in) operations:
Loss on sale of mining assets	10	—	—	—	10
Depreciation, depletion and amortization	67	—	173	—	240
Other non cash items	(38)	—	(15)	87	34
Net increase in provision for environmental rehabilitation and post-retirement medical benefits	—	—	(10)	—	(10)
Deferred income and mining tax	(81)	—	8	—	(73)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	(45)	—	45	—	—
Receivables	5	—	(3)	—	2
Inventories	(9)	—	(37)	—	(46)
Accounts payable and accrued liabilities	34	—	4	—	38

Net cash generated/(used) in investing activities	211	—	(214)	—	(3)

Increase in non-current investments	(27)	—	(6)	—	(33)
Cash received as part of disposal	141	—	—	—	141
Cash paid as part of acquisition	—	—	(97)	—	(97)
Proceeds on sale of investments	158	—	—	—	158
Proceeds on sale of mining assets	—	—	—	—	—
Additions to property, plant and equipment	(64)	—	(118)	—	(182)
Loans receivable advanced	(1)	—	(3)	—	(4)
Loans receivable repaid	4	—	10	—	14

Net cash (used)/generated in financing activities	(362)	—	(20)	56	(326)

Decrease in short-term debt	(288)	—	(577)	—	(865)
Insurance of stock	8	—	—	—	8
Share issue expenses	(1)	—	—	—	(1)
Increase in long-term debt	181	—	608	—	789
Dividends paid	(262)	—	(51)	56	(257)

Net increase in cash and cash equivalents	61	—	69	—	130
Effect of exchange rate changes on cash	20	—	5	—	25
Cash and cash equivalents — January 1,	41	—	150	—	191

Cash and cash equivalents — September 30,	122	—	224	—	346

ANGLOGOLD LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002............continued
Prepared in accordance with US GAAP

Note M. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flow
FOR THE NINE MONTHS ENDED SEPTEMBER 30,
(In millions, except share information)

	2001	2001	2001	2001	2001
	$	$	$	$	$
	AngloGold	Luxco	Other subsidiaries	Cons adjustments	Total

	(the “Guarantor”)	(the “Issuer”)	(the “Non-Guarantor Subsidiaries”)
Net cash provided by/(used in) operating activities	139	—	287	(58)	368

Income/(loss) after minority interest	66	—	68	(58)	76
Reconciled to net cash provided by/(used in) operations:
Loss on sale of mining assets	4	—	—	—	4
Depreciation, depletion and amortization	113	—	163	—	276
Other non cash items	3	—	23	—	26
Net increase in provision for environmental rehabilitation and post-retirement medical benefits	4	—	—	—	4
Deferred income and mining tax	(4)	—	(8)	—	(12)
Effect of changes in operating working capital items:
Net movement in inter-group receivables and payables	(61)	—	61	—	—
Receivables	21	—	4	—	25
Inventories	(1)	—	(30)	—	(31)
Accounts payable and accrued liabilities	(6)	—	6	—	—

Net cash generated/(used) in investing activities	53	—	(136)	—	(83)

Increase in non-current investments	(1)	—	—	—	(1)
Cash received as part of disposal	109	—	—	—	109
Cash paid as part of acquisition	—	—	—	—	—
Proceeds on sale of investments	—	—	—	—	—
Proceeds on sale of mining assets	—	—	2	—	2
Additions to property, plant and equipment	(69)	—	(148)	—	(217)
Loans receivable advanced	(1)	—	(11)	—	(12)
Loans receivable repaid	15	—	21	—	36

Net cash (used)/generated in financing activities	(202)	—	(148)	58	(292)

Decrease in short-term debt	(70)	—	(327)	—	(397)
Insurance of stock	4	—	—	—	4
Share issue expenses	—	—	—	—	—
Increase in long-term debt	40	—	231	—	271
Dividends paid	(176)	—	(52)	58	(170)

Net (decrease)/increase in cash and cash equivalents	(10)	—	3	—	(7)
Effect of exchange rate changes on cash	2	—	(20)	—	(18)
Cash and cash equivalents — January 1,	13	3	182	(3)	195

Cash and cash equivalents — September 30,	5	3	165	(3)	170

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002............continued
Prepared in accordance with US GAAP

Note N. Stock Split

At a meeting held in Johannesburg on December 5, 2002, AngloGold’s shareholders approved, by the requisite number of votes, a stock split that had been proposed by the company’s board of directors.

The stock split will sub-divide each ordinary share with a par value of 50 cents into two ordinary shares each with a par value of 25 cents, with effect from the close of business on December 24, 2002. As a result of the proposed sub-division, each AngloGold American depositary share (“ADS”) will be equivalent to one AngloGold ordinary share and every five CHESS depositary interests (“CDIs”) will be equivalent to one Anglogold ordinary share. The ratio of one AngloGold ADS to five AngloGold CDIs will remain unchanged. The net effect of the stock split on ADS and CDI holders will be that the number of ADSs and CDIs held by each holder will not change.

Throughout the condensed consolidating financial statements presented herein, the number of shares and the calculation of basis and diluted earnings/(loss) per common share have been changed to retroactively reflect this change in the number of shares.

Operating and financial review and prospects

Introduction

Impact of exchange rate fluctuations.  Following years of devaluation of the South African rand against the US dollar, in line with the global trend of a weaker US dollar, the rand strengthened against the US dollar by 12 percent in the first nine months of 2002 (based on the exchange rates of R11.96 and R10.55 per US dollar on January 1, 2002 and September 30, 2002, respectively). However, comparing the average exchange rates of the rand against the US dollar of R10.79 and R8.08 during the first nine months of 2002 and 2001, respectively, the rand lost 34 percent of its value against the US dollar. As a result, although the weaker US dollar did have the effect of increasing production costs in AngloGold’s South African operations during the third quarter of 2002 compared to the previous quarter, AngloGold’s profitability over the nine-month period ended September 30, 2002 continued to be helped by the weaker rand against the US dollar when compared with the same period of 2001.

Acquisitions and dispositions.  The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold has been, and expects to continue to be, involved in acquisitions and dispositions as part of this global trend if and where this is value adding.

During July 2002 AngloGold acquired an additional 46.25% interest in the Cerro Vanguardia mine in Argentina doubling its interest in this operation to 92.5%. In November 2001, AngloGold announced the sale of its Free State operations (the Free State assets) in South Africa effective January 1, 2002. The sale closed in April 2002. AngloGold also announced the sale of its Normandy shares in January 2002 after its offer to purchase all of the outstanding share capital of Normandy Mining Limited in Australia expired without it obtaining control of Normandy. In February 2001, AngloGold sold its Deelkraal and Elandsrand mines at the West Wits operations in South Africa and in July 2001 sold its interest in No. 2 Shaft at the Vaal Reefs operations, also in South Africa. In the third quarter of 2001, gold production commenced at the Yatela project in Mali.

Growth opportunities.  In addition to continuously monitoring and evaluating prospective acquisitions, AngloGold’s management has identified a number of immediate to long-term organic growth opportunities for the company that are discussed below under “— Capital expenditure and growth opportunities”. Management anticipates that, in addition to the approximately 15 million ounces of additional gold production expected over the lives of the five organic growth projects currently underway or recently completed, further organic growth opportunities in South Africa and elsewhere could yield up to an additional 16.5 million ounces of gold production through extending the lives of existing operations.

Operating review

Presented in the table below is selected operating data for AngloGold for the nine months ended September 30, 2002. The operating data gives effect to the acquisitions and dispositions discussed above:

	Nine months ended September 30,

Operating data for AngloGold	2002	2001

Gold production (000 oz)	4,390	5,264
Total cash cost ($/oz)	157	184
Capital expenditure ($ million)	182	217

Gold production.  For the nine months ended September 30, 2002, AngloGold’s total gold production decreased by 874,000 ounces, or about 17 percent, to 4.39 million ounces from 5.26 million ounces produced in the same period in 2001. Gold production from operations located in South Africa decreased from 3,530,000 ounces produced in the nine months to September 30, 2001, to 2,551,000 ounces produced over the same period of 2002. This was mainly the result of the disposal of the Free State assets, which produced 908,000 ounces in the nine months ended September 30, 2001. Gold production in East and West Africa increased from 635,000 ounces produced in the nine months to September 30, 2001, to 796,000 ounces over the same period of 2002. This increase in production of 161,000 ounces was mainly due to two reasons. Firstly, gold production at Morila was dramatically higher in the third quarter of 2002 than in the second quarter of 2002 as mining intersected a localized area of high grade ore in the open pit. Secondly, gold production commenced at the Yatela project in Mali in the third quarter of 2001. Gold production in the North America region decreased from 390,000 ounces in the nine months ended September 30, 2001 to 323,000 ounces produced over the same period during 2002. This decrease in gold production of 67,000 ounces was largely due to technical issues at the Cripple Creek heap leach pad, which negatively impacted production. South America and Australian operations recorded gold production of 335,000 ounces and 385,000 ounces during the nine months ended September 30, 2002, compared with 325,000 ounces and 384,000 ounces over the same period of 2001.

Total cash cost.  Total cash cost for the nine months ended September 30, 2002 was $157 per ounce, $27 per ounce, or 15 percent, lower than the cash cost of $184 per ounce recorded in the same period in 2001.

This change is mainly due to substantially lower cash cost recorded in the South African operations ($152 per ounce over the first nine months of 2002 compared to $193 over the same period in 2001). Total cash cost at the South African operations decreased mainly for two reasons over the period: firstly, due to the devaluation of the South African rand relative to the US dollar, which amounted to nearly $32 per ounce for the nine months ended September 30, 2002 and, secondly, due to the disposal over the period of relatively high cost producing operations, such as the disposal in February 2001 of Deelkraal and Elandsrand that recorded cash costs of $331 per ounce and $362 per ounce, respectively, in the nine months to September 30, 2001, as well as the disposal in January 2002 of the Free State assets and Joel that recorded cash costs of $213 per ounce and $366 per ounce, respectively, in the nine months to September 30, 2001. Total cash cost at the South African operations increased in the third quarter of 2002 over the previous quarter from $152 to $166 mainly as a result of higher labor cost and the strengthening of the rand against the US dollar, repair cost related to seismic damage at the Great Noligwa mine and the substantial credits received during the previous quarter. In brief these credits included insurance premium refunds and VAT refunds not claimed previously.

North America’s total cash cost increased from $204 per ounce in the nine months to September 30, 2001 to $231 per ounce in the same period in 2002, largely due to technical issues at the Cripple Creek heap leach pad. East and West African, South American and the Australian regions recorded total cash costs in the nine months to September 30, 2002 of $122 per ounce, $122 per ounce and $188 per ounce compared to $125 per ounce, $138 per ounce and $198 per ounce, in the same period in 2001.

Capital expenditure and growth prospects

Capital expenditure.  Capital expenditure during the nine months ended September 30, 2002 was $182 million compared with $217 million for the same period in 2001. This $35 million, or 16 percent, decrease is primarily the result of two factors: first, the $10 million decrease in capital expenditure in South Africa, from $73 million spent in the nine months to September 2001 to $63 million for the same period in 2002, mainly due to the disposal of Deelkraal and Elandsrand and the Free State assets during 2001 and 2002, and, second, the $24 million decrease in capital expenditure in the Australia region from $38 million recorded in the first nine months of 2001 to $14 million spent in the nine months ended September 30, 2002, mainly due to the completion of the expansion of the Sunrise Dam operation in May 2001. East and West African, North American and South American regions recorded capital expenditures of $19 million, $64 million and $22 million in the nine months to September 2002, compared to $28 million, $59 million and $19 million in the same period in 2001.

Growth prospects — introduction.  AngloGold’s management has identified the following immediate to long-term organic growth opportunities for the company:

Approved capital projects.  AngloGold currently has five capital projects recently completed or in development. Two of these projects, Sunrise Dam in Australia and Cripple Creek and Victor (in the US) have been completed, with the other three (Mponeng, TauTona and Moab Khotsong in South Africa) on track for completion on time and within budget. Together, these five projects are expected to yield approximately 15 million additional ounces of gold production over their lives.

Growth opportunities in South Africa.  In South Africa, the higher rand price of gold has made the mining of previously less feasible areas potentially profitable and contributed approximately 11 million additional ounces of gold to reserves at current gold prices, resulting in the possible development of six deep-level mining projects currently being studied (two projects at each of Tau Tona and Mponeng and one project at each of Tau Lekoa and Moab Khotsong). Management believes the current high gold prices to be sustainable above $300 per ounce sold.

Growth opportunities elsewhere.  In addition, AngloGold is studying the feasibility of two other ventures (expansion projects at Cuiaba in Brazil and at Boddington in Australia) which have the capacity to add an additional 5.5 million ounces of gold to AngloGold’s production base.

Segment information

AngloGold produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of five different geographic segments. Therefore, revenue information regarding separate geographic segments is provided in the following table.

	Nine months ended September 30,

	2002		2001

	US dollar,		US dollar,
	millions	Percentage	millions	Percentage

Category of activity
Gold sales	1,260		1,548
Interest received, dividends received and other	26		18

Total revenues	1,286		1,566

Geographical area data
South Africa	693	54%	1,007	64%
East and West Africa	238	19%	189	12%
North America	107	8%	126	8%
South America	135	10%	130	8%
Australia	113	9%	114	8%

Total revenues	1,286	100%	1,566	100%

Revenues.  In the first nine months of 2002, 54 percent of AngloGold’s total revenues were derived from operations in South Africa, compared to 64 percent in the same period in 2001. Operations in East and West Africa accounted for 19 percent of AngloGold’s total revenues during the nine months ended September 30, 2002 compared to 12 percent during the same period in 2001. This decrease in South African and increase in East and West African revenues as a percentage of total revenues is mainly due to three reasons: first, the divestiture at the beginning of 2002 of the Free State assets situated in South Africa; second, revenue derived from the Yatela project in Mali where gold production commenced in the third quarter of 2001; and third, revenue derived from the Morila operations as mining intersected a localized area of high grade ore in the third quarter of 2002. During the nine months ended September 2002, revenues generated from Yatela and Morila amounted to $24 million and $86 million, compared to $8 million and $53 million in the same period in 2001. In the same period, North America, South America and Australia each accounted for approximately eight percent, ten percent and nine percent of total revenues compared to eight percent each, respectively, during the nine months ended September 30, 2001. The increase in revenues from the South American operations as a percentage of total revenues is due mainly to the acquisition during the third quarter of 2002 of an additional 46.25 % interest in the Cerro Vanguardia mine located in Argentina.

Assets.  At September 30, 2002, 44 percent of AngloGold’s total assets were located in South Africa compared with 45 percent as at December 31, 2001. East and West African assets of AngloGold represented 20 percent of AngloGold’s total assets at September 30, 2002 while at the end of December 2001 this share was 21 percent. The decrease in the value of the South African assets as a percentage of total assets was mainly due to the absolute decrease in South African assets consequent on divestiture of the Free State assets at the beginning of 2002. As part of this transaction, as at December 31, 2001, the value of the Free State assets were written down by $173 million to the net selling price as negotiated with Harmony and African Rainbow Minerals Gold Limited (“ARM”). This decrease in the value of the South African assets is partially offset by the strengthening of the South African rand relative to the US dollar over the nine months ended September 30, 2002, which increased the value of South African assets relative to the value of total assets in US dollar terms. North American, South American and Australian assets accounted for fifteen percent, ten percent and eleven percent, respectively, of total assets at September 30, 2002 compared with fifteen percent, eight percent and eleven percent, respectively, at December 31, 2001. The increase in the value of South American assets relative to the total assets is largely due to the acquisition during the third quarter of 2002 of an additional 46.25 % interest in the Cerro Vanguardia mine located in Argentina.

Comparison of nine months ended September 30, 2002 with nine months ended September 30, 2001

Gold price
 During the first quarter of 2002, a number of elements encouraged investor interest in gold, including economic uncertainty in developed economies, equity market weakness, US monetary policy issues and US dollar weakness, and international tension in the Middle East and the Indian sub-continent. In the second quarter of 2002, however, gold benefited most from the fall in the US dollar, with some encouragement from time to time from the problems of the equity markets. During the third quarter of 2002, gold buying was driven by the now sustained losses in the equity markets, and by renewed international political tension. Whilst the conflicts between Israel and Palestine and between India and Pakistan now seem to be factored into the gold price, these concerns have been supplemented by the danger of war in Iraq as a risk driving investor interest in gold.

The gold price moved upwards steadily from early August of 2002 before the market corrected in October of 2002, with the price falling to $310 per ounce. This move repeated the pattern of the past six months, where buying on the New York Comex has driven the spot price. Buying has largely disappeared above a net long position of approximately 10 million ounces on the exchange, and profit taking has followed. The New York Comex is now net long some 4 million ounces, providing the opportunity for fresh buying when circumstances become favourable.

Notwithstanding the recently weaker gold price, AngloGold believe that the favourable market circumstances for gold remain in place, and should continue to support the price of gold going forward.

The spot price opened at $279 per ounce in January 2002 and closed at $324 per ounce in September 2002, compared with $273 per ounce in January 2001 and $293 per ounce in September 2001. The average spot price of gold was $306 per ounce during the nine months ended September 30, 2002, almost $37 per ounce, or fourteen percent, higher than $269 per ounce, the average spot price in the first nine months in 2001. During the first nine months of 2002, the highest spot price of gold was $331 per ounce compared to a high of $299 per ounce for the same period in 2001. The lowest spot price of gold was $277 per ounce in the nine months ended September 30, 2002, nine percent higher than $254 per ounce, the lowest spot price of gold for the same period ended September 30, 2001.

Exchange rates
 On September 30, 2002, the South African rand traded at R10.55 to the US dollar, compared with R11.96 to the dollar at the beginning of January 2002. This represents a 12 percent increase in the value of the South African rand relative to the US dollar over the period, which is in line with the global trend of the weakening of the US dollar against all major currencies during the first nine months of 2002. However, comparing the average exchange rate of the South African rand to the US dollar of R10.79 during the first nine months of 2002 with R8.08, the average exchange rate in the same period in 2001, the rand lost 34 percent of its value against the US dollar over the two periods. This devaluation of the South African rand, and to a lesser extent of the Brazilian real and the Argentinean peso, against the US dollar continued to have a positive effect on the profitability of AngloGold during the nine months ended September 30, 2002 when compared with the same period in the previous year. Over this period in 2002, about 77% of AngloGold’s production costs were denominated in these currencies, while revenues from product sales were realized in US dollars predominantly. During the third quarter of 2002, the weaker US dollar did have the effect of increasing production cost in AngloGold’s South African operations compared to the previous quarter in 2002.

Revenues
 Revenues from product sales and other income decreased from $1,566 million in the first nine months of 2001 to $1,286 million in the comparable period in 2002, representing an 18 percent reduction over the period mainly as a result of lower gold production from South Africa, partially offset by a higher unit price of gold and increase in revenues from East and West Africa. Revenues from the South African operations decreased by $331 million to $668 million over the nine months ended September 30, 2002 from $999 million realized in the same period in 2001. This decrease was mainly the result of reduced gold production due to the sale of the Free State assets, located in South Africa, effective from January 1, 2002. The Free State assets recorded revenues of $263 million during the first nine months of 2001. In addition, revenues derived from the Great Noligwa mine decreased by $38 million to $176 million over the first nine months of 2002 mainly due to seismic damage which negatively impacted production. At AngloGold’s Ergo operations, a decrease in revenues of $18 million to $52 million was recorded over the same period, mainly as a result of a decrease in grade and production being sourced from clean-up operations where high tonnages were more difficult to sustain. Revenues derived from East and West African operations increased by $55 million to $236 million over the nine months ended September 30, 2002 from $181 million realized in the same period in 2001, as a result of a $33 million increase in revenue from Morila due to an unusually high increase in recovered grade, and a $16 million increase in revenue from Yatela where gold production commenced in the third quarter of 2001. Revenues from North America, South America and Australia amounted to $106 million, $137 million and $113 million during the first nine months of 2002, compared to $125 million, $129 million and $114 million during the same period in 2001. The decrease of $19 million in revenues from the North American operations is due to technical issues at the Cripple Creek heap leach pad, a decrease in production at Jerritt Canyon due to lower grades presented to the mill, and reorganization of underground labor.

Production costs
 During the nine month period ended September 30, 2002, AngloGold incurred production costs of $665 million representing a decrease of $314 million, or thirty-two percent, over $979 million recorded for the comparable period in 2001. This decrease is primarily due to lower production costs in AngloGold’s South Africa operations, which decreased by $295 million to $392 million in the first nine months of 2002 from $687 million in the comparable period in 2001. The reason for this decrease is twofold: first, the sale of the Free State assets located in South Africa, effective from January 1, 2002, which recorded production costs of approximately $209 million during the first nine months of 2001 and, second, the devaluation of the South African rand against the US dollar. To a lesser extent, the devaluation of the Brazilian real and Argentinean peso has also contributed to the overall decrease in AngloGold’s production cost. About 77 percent of AngloGold’s total production costs were denominated in South African rands and these other currencies in the first nine months of 2002.

Wages constituted approximately half of South African production costs in the first nine months of 2002. In South Africa negotiated pay increases were settled using a sliding scale ranging from 8 percent to 11 percent as part of a two-year wage and productivity agreement in 2001. During the third quarter of 2002, AngloGold’s South African operations recorded increasing production costs compared to the previous quarter in 2002 mainly due to increased labor costs, a stronger rand, repairs to seismic damage at the Great Noligwa mine, and the substantial credits received during the previous quarter which included insurance premium refunds and VAT refunds not claimed previously.

East and West African, North American and South American and Australian operations recorded production costs of $87 million, $66 million, $51 million and $69 million during the first nine months of 2002, compared to $74 million, $79 million, $60 million and $79 million during the same period in 2001.

Exploration costs
 Exploration costs increased from $19 million in the nine months ended September 30, 2001 to $22 million in the same period in 2002, mainly as a result of increased levels of exploration in Mali and Tanzania in the East and West African region and in Brazil and Peru in the South American region. Worldwide, AngloGold’s gross exploration expenditure (before capitalization) for the full year 2002 is forecast at approximately $56 million.

Related party transactions
 In the first nine months of 2002, charges for related party transactions were $23 million, the same as charges recorded for the comparative period in 2001. Of the total charges recorded in the nine month period ended September 30, 2002, transactions with subsidiaries of Anglo American plc (AA plc) and with associates of AngloGold amounted to $13 million, a decrease of $10 million, or 43 percent, from $23 million in the same period in 2001, primarily because the value of transactions with Boart Longyear Limited, Mondi Timber Limited and Scaw Metals Limited decreased by approximately $2 million, $7 million and $1 million, respectively, when compared to 2001 due to lower contract work generated by AngloGold’s development activities. The additional charges of $10 million included under related party transactions for the nine months ended September 30, 2002 relate to the settlement by AngloGold of a claim brought by Mondi (a related party) in respect of an alleged breach of contract.

General and administrative
 General and administrative expenses increased from $16 million in the nine months ended September 30, 2001 to $17 million in the same period in 2002. General and administrative expenses for the nine months ended September 30, 2002 include $2 million for consulting fees associated with AngloGold’s review of the corporate office structure in South Africa.

Royalties
 Royalties paid by AngloGold increased from $8 million for the nine months ended September 30, 2001, all of which was paid in respect of the East and West African operations, to a total of $16 million paid in the comparable period in 2002 in respect of East and West Africa, North and South America and Australia amounting to $11 million, $3 million and $2 million, respectively. This increase is due in part to the increase in production and higher gold prices and resultant revenues in East and West Africa with royalties payable to the Malian and Tanzanian governments calculated as a percentage of revenues.

Depreciation, depletion and amortization
 Depreciation, depletion and amortization expense decreased to $240 million in the first nine months of 2002 when compared to $276 million recorded in the same period in 2001, representing a decrease of $36 million, or 13 percent, over the period. In South Africa, depreciation, depletion and amortization expense decreased by $50 million from $134 million incurred in the nine months ended September 30, 2001 to $84 million in the same period for 2002 principally for two reasons: first, the disposal of the Free State assets in respect of which AngloGold incurred depreciation, depletion and amortization expense of $43 million in the first nine months of 2001 and, second, the devaluation of the South African rand against the US dollar. Lower depreciation, depletion and amortization expense recorded at the South African operations during the first nine months of 2002 was partially offset by higher depreciation, depletion and amortization charges for the East and West African and North American operations ($52 million and $46 million, respectively, in the nine months ended September 30, 2002 compared with $48 million and $30 million, respectively, in the same period in 2001) mainly due to increased production at the East and West African operations and as a result of accelerated depreciation charges on old crusher assets at the North American operations. The South American and Australian operations recorded depreciation, depletion and amortization expenses of $33 million and $25 million, respectively, in the nine months ended September 30, 2002, compared to $32 million and $32 million, respectively, for the same period in 2001.

Goodwill amortized
 AngloGold adopted SFAS 142 “Accounting for Goodwill and Intangible assets” with effect from January 1, 2002. In accordance with the provisions of SFAS 142, no amortization of goodwill is recorded for the nine months ended September 30, 2002, compared to $18 million recorded in the same period in 2001.

Interest expense
 Interest expense decreased by $24 million, or 41 percent, to $34 million in the nine-month period ended September 30, 2002 compared to $58 million for the same period in 2001. The decrease was due to both lower interest rates and lower borrowing levels than in 2001. During the first nine months ended September 2002, AngloGold used $128 million of the $158 million proceeds received on the sale of the investment in Normandy, during January 2002, to repay indebtedness.

Employment severance cost
 Employment severance costs decreased to $3 million during the nine months ended September 30, 2002 from $19 million in the same period in 2001. The 2001 expense related to retrenchments in the South African region reflecting mainly rationalization of operations, including closure of aging shafts at Matjhabeng and downsizing at Joel, in AngloGold’s Free State operations.

Loss on sale of assets
 The loss on sale of assets of $10 million recorded in the nine months ended September 2002 relates to the sale of the investment in Normandy, during January 2002 as described by note F “Sale of assets” to the condensed consolidated financial statements contained in this interim report. The loss on sale of assets of $4 million recorded in the nine months ended September 2001 relates to the sale of the Deelkraal and Elandsrand mines in February 2001.

Mark to market (gain)/loss on financial instruments
 Mark to market gains on financial instruments of $29 million were recorded in the first nine months of 2002 compared to a loss of $12 million in the same period in 2001 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes. The gains were partly due to the higher US dollar market price of gold, the strengthening of the South African rand against the US dollar and the net reduction in AngloGold’s hedge book.

Deferred income and mining tax benefit/expense
 Deferred income and mining tax expense amounted to $13 million during the nine months ended September 30, 2002 compared to $48 million for the same period in 2001. Deferred income and mining tax include charges for current tax and deferred tax. Charges for current tax for the nine months ended September 30, 2002 amounted to $52 million compared to $66 million recorded in the same period in 2001. Charges for deferred tax for the nine months ended September 30, 2002 amounted to a net tax benefit of $39 million compared to a net tax benefit of $18 million in the same period in 2001, an increase in net tax benefits of $21 million of which $16 million related to derivative instruments.

Cumulative effect of accounting change
 AngloGold adopted SFAS 133 “Accounting for derivative instruments and hedging activities” and SFAS 138 “Accounting for certain derivative instruments and certain hedging activities” with effect from January 1, 2001. This resulted in a cumulative change in accounting policy effect of $10 million (net of provision for deferred taxation of $2 million) reflected in the nine month period ended September 30, 2001.

Net income
 As a result of the factors detailed above, net income increased by $198 million from $66 million in the first nine months of 2001 to $264 million in the same period in 2002.

Liquidity and capital resources

Net cash provided by operating activities was $459 million in the first nine months of 2002, $91 million, or 25 percent, higher than $368 million for the comparable period in 2001. The increase is mainly the result of an increase in AngloGold’s profitability mainly as a result of lower unit cash costs achieved over the first nine months of 2002 compared with the same period in 2001.

Investing activities during the first nine months of 2002 resulted in a net cash outflow of $3 million compared with an outflow of $83 million in the first nine months in 2001. This decrease in cash outflows was the net result of acquisitions and disposals of operations and the additions to property, plant and equipment. The disposals include, during the nine months ended September 30, 2001, the sale of Deelkraal and Elandsrand to Harmony Gold Mining Company Limited for a net cash consideration of $109 million in February 2001 and, during the nine months ended September 30, 2002, the net cash consideration of $141 million received by AngloGold in April 2002 for the disposal of the Free State assets and proceeds of $158 million received by AngloGold for the Normandy investment it sold in January 2002. The effect of cash received from these transactions on cash used in investing activities during the first nine months of 2002 was partially offset by the acquisition of an additional 46.25% interest in the Cerro Vanguardia mine in Argentina in July 2002 for a net cash consideration of $97 million.

Additional cash outflows for investing activities during the nine months ended September 30, 2002 relate to capital expenditures of $182 million, compared to $217 million in the same period in 2001. A majority of total capital expenditures of $182 million recorded in the nine months ended September 30, 2002 relate to the following ongoing or recently completed capital projects:

	Nine months ended September 30,

	2002	2001

	US dollar (million)	US dollar (million)
Mponeng Shaft Deepening Project	17	19
TauTona Project	5	4
Moab Khotsong	27	42
Cripple Creek & Victor Expansion	57	12
Sunrise Dam Project	12	21

Net cash used in financing activities over the first nine months of 2002 amounted to $326 million, an increase of $34 million from $292 million recorded in the comparable period of 2001, comprising the repayment of $865 million of maturing short-term debt with the incurrence of $789 million of long-term debt and the proceeds of the disposals of the Normandy investment and the Free State assets. Anglogold made dividend payments of $257 million (115 US cents per ordinary share) in the nine months ended September 30, 2002 compared with dividends of $170 million (84 US cents per ordinary share) paid in the same period in 2001, a 51 percent increase. Higher dividends were financed from higher cash generated from operations.

As a result of the items discussed above, at September 30, 2002, AngloGold had $346 million of cash and cash equivalents compared with $191 million at December 31, 2001. At September 30, 2002, AngloGold had a total of $314 million available for future borrowing under its credit facilities all of which is immediately available for any purpose.

AngloGold is currently involved in a number of capital expansion projects. For a detailed discussion, see “Capital expenditures and growth prospects” and “Liquidity and capital resources” above. At September 30, 2002, AngloGold had contracted capital expenditures of $101 million and authorized but not contracted capital expenditure of $250 million related to capital projects. In addition to $182 million spent on capital expenditures during the first nine months of 2002, AngloGold expects to incur an additional $86 million during the fourth quarter of the year. In 2003, AngloGold anticipates capital expenditure to be around $290 million. AngloGold expects to finance capital expenditure projects from cash on hand, cash generated by future operations and possible future borrowings. $51 million in debt is scheduled to mature in the fourth quarter of 2002 and $50 million in the first half of 2003. AngloGold expects to repay these debts from cash on hand and cash generated by future operations.

Hedging overview
 AngloGold manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to sell forward no more than 50 percent of five years’ production spread over a ten year period. AngloGold has seldom been close to this limit and then mainly through acquisitions and debt financing of new assets where the terms of loans have required that a portion of production from these assets is sold forward. With reduced operational risk and a more positive outlook on the gold market, for the past five quarters AngloGold has steadily reduced its hedge book. The current net level of cover is equivalent to some 30 percent of five years’ production.

AngloGold’s forward sales contracts over the next ten years are summarized in the following table.

	Rand Gold		US$ Gold		A$ Gold		Total Kilograms		Total Ounces
Total	kgs Sold		kgs Sold		kgs Sold		Sold		Sold

12 Month ending
2002	336		3,774		1,703		5,140		165,268
2003	21,499		25,567		12,064		59,129		1,901,052
2004	16,018		26,126		5,443		47,587		1,529,960
2005	14,367		33,202		4,900		52,468		1,686,899
2006	9,837		26,752		5,558		42,147		1,355,064
2007 - 2011	17,377		88,038		11,691		117,105		3,765,014

Total	78,761	kg	203,459	kg	41,358	kg	323,578	kg	10,403,258	oz

For a more detailed description of the hedge book, see “AngloGold’s hedge position as at September 30, 2002” below.

AngloGold’s hedge position as at September 30, 2002
 The following table indicates AngloGold’s gold hedge position at a weighted average settlement price as at September 30, 2002 (references in the table to “$” are to the US dollar and references to “A$” are to the Australian dollar):

	Year	2002	2003	2004	2005	2006	2007-2011	Total

DOLLAR GOLD
Forward Contracts	Amount (kg)		18,875	24,699	23,183	17,828	46,420	131,005
	$ per oz		$313	$312	$321	$326	$348	$328
Put Options Purchased	Amount (kg)	1,276	5,808	2,662	757	563	728	11,794
	$ per oz	$368	$352	$390	$291	$291	$292	$352
	*Delta (kg)	945	3,605	1,871	178	126	155	6,880
Put Options Sold	Amount (kg)	14,307	12,752	8,087				35,146
	$ per oz	$317	$307	$339				$318
	*Delta (kg)	4,146	3,930	3,859				11,935
Call Options Purchased	Amount (kg)	2,518	4,555	572				7,645
	$ per oz	$358	$351	$360				$354
	*Delta (kg)	512	1,536	199				2,247
Call Options Sold	Amount (kg)	13,894	16,653	6,998	16,286	14,615	68,356	136,802
	$ per oz	$327	$331	$333	$322	$329	$358	$343
	*Delta (kg)	7,487	8,553	3,614	9,841	8,798	41,463	79,756

RAND GOLD
Forward Contracts	Amount (kg)	2,129	17,359	12,476	11,255	6,335	8,274	53,569
	Rand per kg	R100,163	R84,309	R98,531	R123,852	R120,898	R117,021	R104,679
Put Options Purchased	Amount (kg)	2,283	1,875	1,875	1,875	1,875		9,783
	Rand per kg	R90,079	R93,603	R93,603	R93,603	R93,603		R92,780
	*Delta (kg)	20	101	59	23	14		217
Put Options Sold	Amount (kg)	1,866						1,866
	Rand per kg	R108,204						R108,204
	*Delta (kg)	622						622
Call Options Purchased	Amount (kg)	500						500
	Rand per kg	R81,751						R81,751
	*Delta (kg)	500						500
Call Options Sold	Amount (kg)	2,916	4,687	4,688	4,687	4,688	14,930	36,596
	Rand per kg	R88,617	R99,370	R115,285	R131,945	R132,648	R202,056	R150,880
	*Delta (kg)	2,895	4,039	3,483	3,089	3,488	9,103	26,097

AUS DOLLAR (A$) GOLD
Forward Contracts	Amount (kg)	1,717	12,286	5,443	6,221	9,331	22,395	57,393
	A$ per oz	A$653	A$520	A$535	A$657	A$628	A$602	A$590
Call Options Purchased	Amount (kg)	4,354	3,888		3,110	6,221	15,863	33,436
	A$ per oz	A$715	A$701		A$724	A$673	A$692	A$696
	*Delta (kg)	116	1,170		1,321	3,773	10,704	17,084
Call Options Sold	Amount (kg)	1,555	3,110					4,665
	A$ per oz	A$599	A$700					A$666
	*Delta (kg)	841	948					1,789
Put Options Sold	Amount (kg)	3,421						3,421
	A$ per oz	A$566						A$566
	*Delta (kg)	739						739

Total Net Gold:	Delta (kg)	5,140	59,129	47,587	52,468	42,147	117,105	323,578

	Delta (oz)	165,268	1,901,049	1,529,958	1,686,897	1,355,063	3,765,009	10,403,244

RAND DOLLAR (000)
Forward Contracts	Amount ($)	53,556						53,556
	Rand / $	R11.09						R11.09
Put Options Purchased	Amount ($)
	Rand per $
	*Delta ($)
Put Options Sold	Amount ($)	10,000						10,000
	Rand per $	R10.50						R10.50
	*Delta ($)	4,067						4,067
Call Options Purchased	Amount ($)
	Rand per $
	*Delta ($)
Call Options Sold	Amount ($)	10,000						10,000
	Rand per $	R10.80						R10.80
	*Delta ($)	2,889						2,889

AUS DOLLAR (000)
Forward Contracts	Amount ($)	16,548	29,428	15,970	10,847			72,793
	$ per A$	A$0.66	A$0.59	A$0.64	A$0.51			A$0.61

AngloGold’s net delta open hedge position as at September 30, 2002

As at September 30, 2002, AngloGold had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 10.40 million ounces or 323.6t (at June 30, 2002: 10.53 million ounces or 327.5t). The delta position indicated reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at September 30, 2002.

	Rand Gold		US$ Gold		A$ Gold		Total Kilograms		Total Ounces
Total	kgs Sold		kgs Sold		kgs Sold		Sold		Sold

12 Month ending
2002	336		3,774		1,703		5,140		165,268
2003	21,499		25,567		12,064		59,129		1,901,052
2004	16,018		26,126		5,443		47,587		1,529,960
2005	14,367		33,202		4,900		52,468		1,686,899
2006	9,837		26,752		5,558		42,147		1,355,064
2007 - 2011	17,377		88,038		11,691		117,105		3,765,014

Total	78,761	kg	203,459	kg	41,358	kg	323,578	kg	10,403,258	oz

The marked-to-market value of all hedge transactions making up the hedge positions was a negative US$442.3 million (negative R4.65 billion) as at September 30, 2002 (at June 30, 2002: negative US$422.81 million- negative R4.38 billion). These values were based on a gold price of US$322.75 per ounce, exchange rates of R/US$10.51 and A$/US$0.54 and the prevailing market interest rates and volatilities at the time.

As at October 29, 2002, the marked-to-market value of the hedge book was a negative US$341.06 million (negative R3.42 billion) based on a gold price of US$315.5 per ounce and exchange rates of R/US$10.04 and A$/US$0.557 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of AngloGold. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at that time.

Recent developments

Acquisition of 46.25% interest in Cerro Vanguardia S.A.

During July 2002, an agreement was reached with Perez Companc International to acquire its entire 46.25% equity interest in Cerro Vanguardia S.A., or CVSA, including a loan, for a net cash consideration of $97 million, which was paid from AngloGold’s existing but undrawn debt facilities.

Perez Companc and AngloGold each owned a 46.25% equity interest in CVSA prior to the transaction. CVSA owns the exclusive right to exploit the Cerro Vanguardia mine, which is located in Patagonia in the Santa Cruz Province of Argentina. AngloGold acquired its initial interest in CVSA from Minorco in 1999 and participated in the completion of the development and the commissioning of the Cerro Vanguardia mine, as well as its operation since that time. AngloGold is the sole operator of the Cerro Vanguardia mine.

South Africa’s new Mineral and Petroleum Resources Development Act
 On October 3, 2002, the President of South Africa signed the Mineral and Petroleum Resources Development Act 2002. Provisions of this law will come into operation on dates specified by the President, and the President may stipulate different dates for different provisions. It is uncertain when the President will exercise these powers and, until the new provisions are effective, the existing regulatory regime for mineral rights will remain in place.

Under the existing regime, AngloGold owns substantially all of the mineral rights for the properties for which it has mining authorizations. Among other things, the new law:

•	vests the right to prospect and mine in the South African state without the automatic payment of compensation to companies that currently own these rights (subject, however, to the rights of the companies to seek compensation under other applicable law),

•	creates a transitional period for the phasing out of privately held mineral rights, prospecting permits and mining authorizations held under the existing regulatory regime, and

•	requires that new applications be made in respect of prospecting and mining rights and new rights to be granted pursuant to the new law.

The transitional phase-out provisions have different periods for the phase-out of privately held rights depending on the type of existing activity (prospecting vs. mining), and whether, under the existing regulatory regime, authorization for the activity already has been issued and the activity already is taking place. During the time in which the existing rights are still effective, the company holding the rights may apply either for brand new rights if the relevant activity has not yet commenced, or for the conversion of its existing prospecting and mining rights into new rights.

AngloGold would be entitled to conversion of the rights granted to it under the existing regulatory regime provided it complies with the requirements for conversion, some of which are of a discretionary nature. Moreover, the Minister of Minerals and Energy, or the Minister, when exercising discretion whether to grant applications for new rights, will consider a wide range of factors and principles the details of which are still being determined, including proposals relating to black economic empowerment, employment equity, procurement policies as these relate to historically disadvantaged South Africans, or HDSAs, as well as social responsibility. Evidence of an applicant’s ability to conduct mining operations optimally will also be considered. AngloGold cannot give assurance that it will be successful in its applications for new prospecting rights or mining rights, but the company is optimistic in this regard.

Furthermore, royalties not payable under the existing law may become payable to the state, although these provisions will be contained in a separate Money Bill expected to be published for comment in the near future.

Pursuant to the new law, the Minister has developed a broad-based socio-economic empowerment charter for effecting entry of HDSAs into the mining industry. The South African Government appointed a task team, which included representatives from mining companies, including AngloGold, for this purpose. On October 11, 2002, the Minister and representatives of certain mining companies and the National Union of Mineworkers signed this charter, which reflects the consultation process called for by the new law.

The charter’s stated objectives are to:

•	promote equitable access to South Africa’s mineral resources for all the people of South Africa;

•	substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of South Africa’s mineral resources;

•	utilize the existing skills base for the empowerment of HDSAs;

•	expand the skills base of HDSAs in order to serve the community;

•	promote employment and advance the social and economic welfare of mining communities and areas supplying mining labor; and

•	promote beneficiation of South Africa’s mineral commodities beyond mining and processing, including the production of consumer products.

To achieve these objectives, the charter requires that each mining company achieve a 15% HDSA ownership of its South African mining assets within five years and a 26% HDSA ownership of its South African mining assets within 10 years. Under the charter, the mining industry as a whole agrees to assist HDSA companies in securing financing to fund participation in an amount of 100 billion South African rands over the first five years (which is the currently estimated amount of funding necessary to achieve the initial five year-15% HDSA target). As a basic principal, the charter contemplates that HDSA participation in South African mining assets will be achieved on a willing seller-willing buyer basis at fair market value. The charter in its current form does not require any mining company to provide all or any part of the 100 billion rand financing to any HDSA, although doing so is not prohibited. In addition, the charter requires mining companies to spell out plans for achieving employment equity at the management level with a view to achieving a baseline of 40% HDSA participation in management and of 10% participation by women in the mining industry, in each case within five years. When considering applications for the conversion of existing rights, the government will take a “scorecard” approach, evaluating the commitments of each company to the different facets of promoting the objectives of the charter.

AngloGold fully supports the notion that the mining industry and the wider South African economy have to find ways of dealing with the legacy of the country’s history in a manner that promotes economic development and growth. AngloGold has made progress in adjusting the ownership structure of its South African mining assets and the composition of its management consistent with the charter’s spirit. The company believes it is well-placed to meet the charter’s targets. For instance, AngloGold has completed a number of asset sales to HDSA-controlled companies in the past four years. These transactions have shown that it is possible to undertake viable transactions which expand HDSA empowerment at market values. Although AngloGold has not yet received its charter “scorecard”, AngloGold believes that it will be credited for these transactions in this “scorecard”. In addition, the charter affords that satisfaction of the 15% target can be measured by looking to gold production volumes. While AngloGold cannot assure this will be reflected in the scorecard, AngloGold believes it has achieved the stated 15% target with its sale of assets to ARM, which comprised production equivalent to approximately 23% of AngloGold’s and ARM’s combined gold production for the third quarter of 2002.

AngloGold is also evaluating alternative ways in which to achieve the HDSA empowerment objectives through, for example, forms of broad-based equity ownership by HDSA entities, groups or individuals, including employee share ownership and empowerment unit trusts.

Nonetheless, any significant adjustment to AngloGold’s property ownership structure could have a material adverse effect on AngloGold’s financial condition or the value of AngloGold’s ordinary shares, and failing to comply with these requirements could subject AngloGold to negative consequences, the scope of which has not yet been fully determined. AngloGold may also incur expenses to give additional effect to the charter, including any costs which it may incur in facilitating the financing of HDSA ownership initiatives as part of the industry-wide commitment to assist HDSAs in securing 100 billion rands of financing during the first five years of the charter’s effectiveness. Moreover, there is no guarantee that any steps AngloGold might take to comply with the charter would ensure that it could successfully apply for conversion of any or all of its existing mining rights or for the grant of new mining rights, and there is no guarantee that the terms of any conversion or grant would be as favourable to AngloGold as those of its current rights. Having said this, based on the present indications AngloGold believes it should be able to successfully convert its existing material mining rights to the new system on reasonable terms.

The new mining legislation also imposes on mining companies some additional responsibility related to environmental impacts, pollution or environmental degradation resulting from their prospecting or mining activities. AngloGold has a policy of evaluating, minimizing and addressing the environmental consequences of its activities and, consistent with this policy and the new legislation, has undertaken a review of the environmental costs and liabilities associated with its South African operations in light of these new, as well as existing, environmental requirements. While this examination may result in an increase in AngloGold’s compliance costs and accruals for environmental remediation, management does not believe that these costs or liabilities will have a material adverse effect on AngloGold’s financial condition or results of operations.

Antiretroviral therapy project

On November 14, 2002, AngloGold announced that it had begun implementing a monitored antiretroviral therapy program for volunteer employees in South Africa who are infected with HIV. The program has been in the preparation stage for a number of months. AngloGold Health Service, a wholly-owned subsidiary of

AngloGold, has invited the participation of 100 employees who participate in AngloGold Health Service’s voluntary counseling and testing and wellness programs and who meet criteria related to advanced HIV infection. A first line triple therapy regimen supplied by GlaxoSmithKline, otherwise known as a drug cocktail, will be administered to these participants, and AngloGold anticipates implementation of the therapy and related counseling to last approximately five months. As from April 2003, AngloGold intends to roll out the treatment to all eligible patients desiring it.

At this stage, it appears that the drug cocktail itself will cost approximately 840 South African rands, or approximately $80 per patient per month. It is not yet possible to develop an accurate cost estimate of the program in its entirety, given uncertainties such as drug prices and the ultimate rate of employee participation. Before inclusion of this antiretroviral therapy, AngloGold estimated the cost of managing the impact of HIV/AIDS to be in the order of $4 to $6 per ounce mined, and the cost of failing to manage HIV/AIDS to be approximately $9 per ounce mined.

Odd-lot offer, stock split and adoption of new memorandum and articles of association

At a meeting held in Johannesburg on December 5, 2002, AngloGold’s shareholders approved, by the requisite number of votes, an odd-lot offer, a stock split and a number of amendments to AngloGold’s memorandum and articles of association that had been proposed by the company’s board of directors.

Odd-lot offer.  The odd-lot offer will give odd-lot shareholders, or eligible shareholders who hold less than 50 AngloGold ordinary shares at December 20, 2002, the right to sell their holdings to AngloGold, increase their holdings to 50 shares, or retain their odd-lot holdings. Odd-lot shareholders who do not make any election will be deemed to have sold their shares to AngloGold. AngloGold intends to announce the results of the odd-lot offer on December 23, 2002. AngloGold has not extended this odd-lot offer to holders of AngloGold American depositary shares (“ADSs”) or CHESS depositary interests (“CDIs”) or to shareholders in the United States or who are deemed by law to be U.S. persons.

Stock split.  The stock split will sub-divide each ordinary share with a par value of 50 cents into two ordinary shares each with a par value of 25 cents, with effect from the close of business on December 24, 2002. As a result of the proposed sub-division, each AngloGold ADS will be equivalent to one AngloGold ordinary share and every five CDIs will be equivalent to one AngloGold ordinary share. The ratio of one AngloGold ADS to five AngloGold CDIs will remain unchanged. The net effect of the stock split on ADS and CDI holders will be that the number of ADSs and CDIs held by each holder will not change.

New memorandum and articles of association.  The principal amendments to AngloGold’s memorandum and articles of association provide for, among other things:

•	Odd-lot offers;

•	An expansion of the ordinary business to be considered at annual general meetings;

•	The quorum for general meetings to include a representative of the holding company;

•	No maximum limit in the number of directors;

•	The use of electronic or other means for the purpose of facilitating AngloGold meetings and communications between AngloGold and its shareholders; and

•	Payments to shareholders in currencies stipulated by AngloGold or its directors at a general meeting.

Proposed transfer of AngloGold’s operations located outside South Africa to wholly-owned subsidiary

Subject to the necessary regulatory approvals, AngloGold intends to transfer all of its operations and assets in North and South America, East and West Africa and Australia to AngloGold International Holdings SA (formerly Walsdon Limited) (“Luxco”), its wholly-owned subsidiary, effective from December 2002 or January 2003.

It is AngloGold’s intention that from time to time Luxco may assume or issue debt securities which will be fully and unconditionally guaranteed by AngloGold Limited. See note M “Supplemental condensed consolidating financial information” to the condensed consolidated financial statements contained in this interim report.

Forward-looking statements
 Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. In particular, the statements made under “Capital expenditures and growth prospects” regarding AngloGold’s opportunities to increase future production, “Liquidity and capital resources” regarding AngloGold’s future capital expenditure, “Recent developments — South Africa’s new Mineral and Petroleum Resources Development Act” regarding AngloGold’s ability to meet the conditions of the transfer of its old titles to new licenses in accordance with the bill and related social charter, and “— Antiretroviral therapy project” regarding the future cost of managing the impact of HIV/AIDS infection among AngloGold’s workforce in South Africa are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of AngloGold’s business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold’s annual report on Form 20-F for the year ended December 31, 2001 which was filed with the United States Securities and Exchange Commission (SEC) on June 28, 2002 and AngloGold’s current report on Form 6-K filed with the SEC on December 17, 2002 containing audited consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 prepared in accordance with U.S. GAAP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: December 17, 2002	By:	/s/ C R Bull

	Name: Title:	C R Bull Company Secretary